SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Qunar Cayman Islands Limited
(Name of Issuer)

Class B Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

74906P1049**
(CUSIP Number)

Richard A. Hornung Hillhouse Capital Management, Ltd. Suite 1608, One Exchange Square 8 Connaught Place Hong Kong +852 2179-1988
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class B Ordinary Shares. CUSIP number 74906P1049 has been assigned to the American Depositary Shares of the Issuer, which are quoted on The NASDAQ Global Select Market under the symbol "QUNR." Each ADS represents 3 Class B Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74906P1049	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 20,238,202 Class B Ordinary Shares(1)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 20,238,202 Class B Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,238,202 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (See Item 5)
14	TYPE OF REPORTING PERSON IA

_____________

(1) Consists of (i) 6,488,369 ADSs, representing 19,465,107 Class B Ordinary Shares, held by Gaoling Fund, L.P., (ii) 257,698 ADSs, representing 773,094 Class B Ordinary Shares, held by YHG Investment, L.P., and (iii) one Class A Ordinary Share held by HCM Qunar Holdings Limited (and assumes conversion of such Class A Ordinary Share into one Class B Ordinary Share). See Item 5.

CUSIP No. 74906P1049	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 1, 2013 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on December 5, 2014 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on April 9, 2015 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed with the SEC on June 9, 2015 ("Amendment No. 3") and Amendment No. 4 to the Original Schedule 13D filed with the SEC on June 19, 2015 ("Amendment No. 4", and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the "Schedule 13D") with respect to the Class B Ordinary Shares, par value $0.001 per share ("Class B Shares"), of Qunar Cayman Islands Limited, an exempted Cayman Islands company. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in Amendment No. 4. This Amendment No. 5 amends Items 3, 4, 5(a), 5(c), 5(e), 6 and 7 of Amendment No. 4. This is the final amendment to the Schedule 13D and constitutes an "exiting filing" for the Reporting Person.

Item 3.	Source and Amounts of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The Hillhouse Entities used internally generated funds to purchase securities of the Issuer and to date have used approximately $114 million, in each case excluding brokerage commissions, to acquire the American Depositary Shares of the Issuer (“ADSs”) representing Class B Shares and the Class A Share reported in this Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

On December 4, 2015, Gaoling and YHG delivered an irrevocable conversion waiver letter to the Issuer (the "Waiver Letter") whereby each of Gaoling and YHG permanently and irrevocably waived each of their rights (and the rights of any successor) to convert the Convertible Notes held by Gaoling or YHG. As a result, the Reporting Person is not deemed to beneficially own any Class B Shares by virtue of their ownership of the Convertible Notes.

The foregoing summary of the Waiver Letter is qualified in its entirety by the full text of the Waiver Letter which is filed herewith as Exhibit A.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (c) and (e) of Item 5 are hereby amended and restated as follows:

CUSIP No. 74906P1049	SCHEDULE 13D/A	Page 4 of 5 Pages

(a) The Issuer informed the Reporting Person on December 4, 2015 that the total number of outstanding Class B Shares as of December 4, 2015 is at least 404,941,440. The percentage of Class B Shares reported herein is based upon such number of Class B Shares outstanding, and assumes the conversion of the Class A Share owned by the Reporting Person.

As the sole management company of Gaoling and the sole general partner of YHG, Hillhouse Capital is hereby deemed to be the sole beneficial owner of, and to solely control the voting power of the 19,465,107 Class B Shares represented by ADSs held by Gaoling and the 773,094 Class B Shares represented by ADSs held by YHG.

(c) There have been no transactions in the Class B Shares or ADSs effected by the Reporting Person within the past 60 days.

(e) December 4, 2015.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the addition of the following:

The description in Item 4 of the Waiver Letter is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit A: Waiver Letter

CUSIP No. 74906P1049	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 4, 2015

HillHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer